SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras breaks a new monthly oil production record in Brazil

(Rio de Janeiro, June 02, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in May 2005, it posted a monthly average production of 1.729 million barrels of oil per day (bpd) in Brazil, 21.1 % more than the volume produced in May 2004 (1.428 million bpd). This result is also 1.5% up on volume for April of this year (1.704 million bpd) and 15.8 % above the average for last year (1.493 million bpd). With these new production levels, the company remains on track to ensuring Brazilian self-sufficiency in oil by the end of 2005 or early in 2006.

The May monthly average surpasses by 25,000 bpd the previous monthly record in April 2005 of 1.704 million bpd, and by more than 236,000 bpd the average production for 2004 (1.493 million bpd).

During nine days in May, production exceeded 1.750 bpd while the record for daily output was also broken on May 12 when 1.820 million barrels were processed.

This latest jump in domestic production reflects the increased operational efficiency of the platforms located in the waters off the coasts of the states of Rio de Janeiro and Espírito Santo, as well as the enhanced output from mature fields in the North and the North East regions of Brazil and the state of Espírito Santo.

The following table shows the breakdown of volume produced since de 2005, by production area:

PRODUCTION AREAS	Producing Basins	Production in May 2005 (barrels per day)

Amazonas	Solimões	59,052
Rio Grande do Norte and Ceará	Potiguar and Ceará	92,827
Sergipe and Alagoas	Sergipe and Alagoas	51,781
Bahia	Recôncavo	51,688
Espírito Santo	Espírito Santos and Campos	27,025
Rio de Janeiro	Campos	1,438,241
São Paulo and Paraná	Santos and Xisto	8,411

TOTAL BRAZIL		1,729,025

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.